FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 24th February, 2005

___________________________________ Chairman — Chief Executive Officer

National Bank of Greece: 2004 results

Press Release

2004 Results

Athens, 24/2/2005

The full-year results for 2004 reflect the effort that has been made to leverage further the far- reaching potential of the NBG Group. As a result of our strategy to consolidate our leading position in retail banking, focusing on Group synergies to boost income from fees and commissions particularly towards year-end, we raised our core earnings by 37.6%. Our ongoing expansion in the Balkans had a notable contribution to the full-year results, with the region set to become a major contributor to the Group’s future profitability. In addition, our endeavor to rein in administrative costs across the Group has borne fruit — notably the success posted by NBG in holding administrative costs down at 2003 levels. Likewise, we successfully pushed through the voluntary retirement program, which led to the highest number of departures in the history of the Bank, with the cost being posted to the same year. As a result of these actions, Group Return on Equity after tax and before the voluntary retirement program climbed to 20%.

In view of this performance, we propose a dividend of €0.60 per share, up 20% on the previous year, equivalent to a total profit distribution of €200 million. Today our shareholders form a broad group of private and institutional investors, including social security, insurance, and mutual funds in Greece and abroad.

The trust that our shareholders have placed in us goes hand-in-hand with our credibility in selecting and executing the correct strategic course for the NBG Group, which aims at further raising the Bank’s profitability. Our commitment to deliver value to our shareholders is reflected in our three-year Business Plan, due to be presented next week, based on the following three principles: Sustained strong earnings growth, maximization of operating efficiency across the Group, and maximization of capital efficiency.

It is a pleasure, once again, to have this opportunity to thank our staff for the vital contribution they have made in achieving these results.

Takis Arapoglou
Chairman and CEO

€ millions	31.12.04	31.12.03	±%

Group profit before tax and VR	662.4	521.0	+27.1%
Group profit (after tax and VR)	386.4	360.3	+7.2%
Core profit	514.2	373.8	+37.6%
Earnings per share	€1.20	€1.11	+8.1%
Return on average equity (before VR)	19.8%	15.3%	+450 bps
Cost/income	59.6%	64.6%	-500 bps
Net interest margin (NIM)	3.04%	2.75%	+29 bps

National Bank of Greece: 2004 results

The Group reported a net profit before tax and the one-off cost of the voluntary retirement (VR) program of €662 million in 2004, up 27% on 2003, the best performance of recent years. The last quarter of 2004 experienced particularly robust growth, with Group profit before tax posting a record high of €188 million.

These results have led to further improvement in the Group’s profitability ratios. Return on average equity (ROAE) stood at 19.8%, up 4.5 percentage points in 2004. Accordingly, return on average assets (ROAA) stood at 1.26%, compared with 1.02% in 2003.

Strong growth in core income

The Group’s core earnings reached an historic high of €514 million, up 37.6% on 2003, reflecting steady growth in the Group’s main banking business with improved net interest income (NII) and rising income from fees and commissions.

Group NII moved up by 15% to around €1 420 million, and the net interest margin exceeded the 3% mark at 3.04% (2003: 2.75%). The Group’s dynamism is reflected in the quarterly NIM progression, which in Q4 stood at 3.22% compared with 3.06% in Q3. This trend reflects ongoing growth in lending, particularly in the retail segment, and its impact on the improvement in the Group’s asset mix.

The growth in interest income was fostered by an environment of stable lending spreads, and reflects substantial growth in the Group’s overall operations, the principal driver being retail banking. Indeed the contribution of this segment is underscored by the 20% increase in net interest income from loans during 2004.

Group income from fees and commissions grew by 8.2% in 2004, topping €475 million. This trend was particularly marked in 2004 Q4 (+12.1%), and stemmed from initiatives recently launched by the Group in this segment, as reflected in the improved performance of commissions in retail (+11.2%), corporate banking (+21.4%) and asset management (+12.5%).

Operating costs are held back

While Group business grew at a brisk pace, the overall increase in operating expenses was kept under firm control, growing by just 5.3% in 2004. Indeed, in Q4 operating expenses remained flat, at the same level as in Q2-Q3 (€302 million).

The Bank has been particularly vigilant in the area of cost containment. For example, administrative expenses posted zero growth for the first time, which helped counter the added cost of the Group’s ambitious program for expansion in the region.

The VR program proved to be a success, leading to the retirement of around 10% of Bank staff (1 511 employees). This foreshadows further streamlining of operating costs in the

National Bank of Greece: 2004 results

near future. The total cost of the program was €109 million, with the amount charged entirely to the 2004 results, while the positive impact on the Bank’s costs will be evident for many years to come.

As a result of the improvement in operating expenses, the Group’s efficiency ratio dropped to 59.6% from 64.6% in 2003. This achievement is in line with management’s medium-term target of a cost/income ratio of below 60% and sets the stage for an even better performance.

Retail banking: the front runner of profitability

The retail business enjoyed a bumper year in 2004, with retail lending growing by 29% (2004: €14.5 billion, 2003: €11.2 billion). Its steady growth has led to a change in the composition of the Group’s assets, as retail lending now comprises 53% of the total loan book, compared with 48% in 2003.

Brisk growth was posted by mortgages (+28% on 2003), which totaled €9.2 billion. Growth in NBG’s mortgage lending has been accelerating over the course of the past three years, and thus further strengthening its leading position in this market segment. In 2004, mortgage disbursements grew by 45%, topping €2.6 billion compared with €1.8 billion in 2003.

Consumer lending also posted the strongest performance of recent years, up 37% at €2.6 billion. In 2004, the Bank disbursed some €1.5 billion in new consumer loans, surpassing the figure for 2003 by 47.5%. Growth in credit card lending was also brisk (+17%), and now totals €1.5 billion.

NBG has also been growing its operations in small businesses. In 2004, it expanded its customer base by 8 700 new customers, while the small business loan book grew by 39% on the previous year (2004: €1.2 billion, 2003: €829 million).

Healthy expansion in corporate banking

The Group’s corporate portfolio grew by around 8.8% to €12.9 billion. Financing of medium-sized firms has proved to be the fastest-growing component of the corporate business, up 22%, reflecting the Bank’s concerted efforts in this segment.

The quality of the Group’s loan book overall is improving, as the proportion of NPLs to total loans (after provisions) dropped to just 1.0% compared with 1.6% in 2003. The Group’s provisioning policy has strengthened provisions coverage to 80% compared with 74% at the end of 2003.

The application of International Accounting Standards and the tightening of regulatory provision requirements by the Bank of Greece in 2005 are not expected to bring about any significant shift in the Group’s already relatively conservative provisioning levels.

National Bank of Greece: 2004 results

Strong deposit growth maintains high liquidity

Total Group funds under management stood at €47.5 billion at the end of 2004, up 5.6%. The Group’s deposit base grew by 4.7% (2004: €40.6 billion, 2003: €38.8 billion), reflecting primarily the 7.6% growth in core (sight and savings) deposits.

The strong liquidity and the 67% loans-to-deposits ratio represent a strategic advantage for the Group in its endeavour to further consolidate its leading position in the rapidly expanding banking market of Greece and to be a front runner in the wider region of SE Europe.

The Group’s mutual fund business posted faster growth (+10.9%) at €8.5 billion. Its market share grew to around 27% at the end of 2004 compared with 25.3% a year previously. This reflected principally new depositors who chose National Bank as the preferred manager of their funds. Bond and balanced funds experienced the most rapid growth, confirming the gradual shift in the mix away from money market funds towards more sophisticated products.

International strengthens its contribution to Group profits

The Group’s international units raised their profits before tax by 5.6% to €119 million, despite the unfavourable impact of the depreciation of the US dollar. The brisk growth of the international business is reflected in the impressive 54% growth in core income before provisions. This also led to an improvement in the return on assets, which stood at 1.27% compared with 1.22% in 2003.

The strongest growth was reported by the Group’s units operating in the Balkans, with profit before tax growing by around 32%. The loan book (after provisions) at the subsidiaries and branches in the Balkan countries posted very buoyant growth of 45%, reflecting on the one hand efforts to grow retail and corporate business in the region and, on the other, the gradual improvement in the economies of the countries concerned.

Similarly, there has been an improvement in the efficiency ratio of the Group’s international units, declining from 63.9% in 2003 to 58.4% in 2004. This reduction derives from the streamlining of the Group’s presence in Western Europe and sustained efforts to keep operating expenses under firm control, both of which should ensure further improvements in the Group’s efficiency.

Further enhancing the capital base

During 2004, the Bank issued a number of innovative debt instruments with a view to enhancing, diversifying and more effectively managing its capital base. In November 2004, the Bank issued hybrid securities totaling €350 million and $180 million with great success. The securities were placed with institutional and private portfolios. More

National Bank of Greece: 2004 results

recently, another hybrid bond issue was completed successfully, raising funds of €230 million.

At end-2004, the Group’s Tier 1 capital adequacy ratio is estimated to stand at 11.8% compared with 10.1% at the end of 2003, while the total capital adequacy ratio is expected to reach 14.7% (2003: 12.9%).

In view of the favorable picture painted by the profitability and strong capital base of the Bank and its Group, the management of NBG will recommend to the AGM a dividend of €0.60 per share, compared with €0.50 (adjusted) per share for 2003. Based on the closing price at December 31, 2004, this dividend represents a return of 2.5%.

National Bank of Greece: 2004 results

Group income statement

€ millions	31.12.04	31.12.03	±%	4Q.04	3Q.04	±%	2Q.04	1Q.04

Net interest income	1 418.8	1 233.3	+15.0%	370.3	365.0	+1.5%	346.6	336.9
Net commission income	397.8	379.0	+5.0%	108.8	96.3	+13.1%	94.1	98.6
Other operating income	75.3	48.6	+54.9%	20.9	19.4	+7.3%	23.7	11.3

Core income	1 891.9	1 660.9	+13.9%	500.0	480.7	+4.0%	464.4	446.8
Trading gains	120.6	103.2	+16.9%	36.7	17.5	+109.4%	25.6	40.8

Total income	2 012.5	1 764.1	+14.1%	536.7	498.2	+7.7%	490.0	487.6
Staff costs	(757.4)	(718.8)	+5.4%	(185.3)	(192.7)	-3.8%	(191.2)	(188.2)
Administrative & other expenses	(313.7)	(305.7)	+2.6%	(83.3)	(75.5)	+10.3%	(79.8)	(75.1)
Depreciation	(128.7)	(114.9)	+12.0%	(33.1)	(31.9)	+3.8%	(31.6)	(32.0)
Provisions	(177.9)	(147.8)	+20.4%	(48.5)	(40.8)	+18.9%	(40.3)	(48.3)
Extraordinary income	51.0	56.0	-8.9%	13.5	6.7	+100.5%	23.7	7.1
Minority interests	(23.4)	(11.9)	+95.5%	(11.6)	(2.7)	+329.8%	(3.7)	(5.4)

Profit before tax and VR	662.4	521.0	+27.1%	188.4	161.3	+16.7%	167.1	145.7
VR cost	(108.9)	—		(108.9)	—	—	—	—

Profit before tax	553.5	521.0	+6.2%	79.5	161.3	-50.8%	167.1	145.7
Tax	(167.1)	(160.7)	+4.0%	(31.8)	(44.4)	-29.0%	(50.7)	(40.3)

Profit after tax	386.4	360.3	+7.2%	47.7	116.9	-59.2%	116.4	105.4

Group commission income

€ millions	31.12.04	31.12.03	±%	4Q.04	3Q.04	±%	2Q.04	1Q.04

Retail (1)	184.3	165.7	+11.2%	49.7	46.3	+7.6%	44.3	44.0
Corporate (2)	83.1	68.5	+21.4%	25.1	19.4	+29.2%	20.8	17.8
Investment & capital markets (3)	55.2	63.7	-13.3%	15.9	11.2	+41.7%	10.7	17.4
Asset management	42.2	37.5	+12.5%	11.0	12.2	-9.8%	9.5	9.5
Other (4)	109.9	103.2	+6.5%	27.8	26.5	+5.1%	27.8	27.8

Total commission income	474.7	438.6	+8.2%	129.5	115.6	+12.1%	113.1	116.5
Commission expenses	(76.9)	(59.6)	+29.1%	(20.7)	(19.3)	+7.5%	(19.0)	(17.9)

Net commission income	397.8	379.0	+5.0%	108.8	96.3	+13.1%	94.1	98.6

(1)	Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.
(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.
(3)	Commissions on custodian services, brokerage and investment banking fees.
(4)	Commissions on money transfers, foreign exchange transactions and other intermediation.

Group trading gains

€ millions	31.12.04	31.12.03	±%	4Q.04	3Q.04	±%	2Q.04	1Q.04

Bond trading and hedging	19.5	40.5	-51.8%	4.8	(11.2)	—	13.3	12.6
Income from derivatives trading	(0.5)	1.6	—	(0.9)	3.0	—	(3.0)	0.4
FX trading	37.0	32.0	+15.5%	6.5	11.0	-41.5%	8.6	10.9
Equity trading	67.8	33.4	+103.1%	27.2	15.3	+78.2%	7.8	17.5
Dealing expenses	(3.2)	(4.3)	-24.8%	(0.9)	(0.6)	+29.3%	(1.1)	(0.6)

Total	120.6	103.2	+16.9%	36.7	17.5	+109.3%	25.6	40.8

National Bank of Greece: 2004 results

Group loans

€ millions	31.12.04	31.12.03	±y-o-y%

Portfolios:
Corporate loans	12 876	11 836	+8.8%
Small business/professionals	1 156	829	+39.4%
Consumer loans	2 552	1 864	+37.0%
Credit cards	1 456	1 241	+17.3%
Mortgages	9 193	7 170	+28.2%

Total loans	27 233	22 940	+18.7%
Provisions	(1 098)	(1 052)	+4.4%

Total loans after provisions	26 135	21 888	+19.4%

Breakdown:
Performing loans	25 856	21 526	+20.1%
Non-performing loans	1 377	1 414	-2.6%

Total	27 233	22 939	+18.7%

Loan portfolio ratios:
NPLs/ Gross loans	5.1%	6.2%
Net NPLs/ Gross loans	1.0%	1.6%
Provision coverage	79.7%	74.4%

	31.12.04	31.12.03	±y-o-y%

Bank disbursements:
Mortgages	2 607	1 802	+44.7%
Consumer loans	1 493	1 012	+47.5%

Assets under management

€ millions	31.12.04	31.12.03	±y-o-y%

Deposits: Sight	4 980	4 443	+12.1%
Savings	25 361	23 768	+6.7%

Core deposits	30 341	28 211	+7.6%
Time & other deposits	8 178	8 606	-5.0%

Total deposits	38 519	36 817	+4.6%
Repos	2 112	1 989	+6.2%
Mutual funds	8 512	7 679	+10.9%
Mutual funds redeposited with NBG	(1 649)	(1 489)	+10.8%

Total funds under management	47 495	44 997	+5.6%

Key Group ratios

	31.12.04	31.12.04*	31.12.03

Net interest margin (NIM)	3.04%	3.04%	2.75%
Return on average assets before tax & minorities (ROAA)	1.06%	1.26%	1.02%
Return on average equity after tax (ROAE)	16.6%	19.8%	15.3%
Cost to income	59.6%	59.6%	64.6%

*	excluding VR cost

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand euro)

	ASSETS		2004			2003
1.	Cash in hand, balances with central banks				1 123 434			1 280 563
2.	Treasury bills and other bills eligible for refinancing with central banks
	(a)	Treasury bills and similar securities			150 415			106 157
3.	Loans and advances to credit institutions
	(a)	Repayable on demand		39 031			44 624
	(b)	Other loans and advances		4 940 990			5 125 618
	(c)	Reverse Repos		3 816 995	8 797 016		3 507 175	8 677 417

4.	Loans and advances to customers			27 410 876			23 112 925
	Less:	Provisions for doubtful debts		(1 098 431)	26 312 445		(1 051 796)	22 061 129

5.	Debt securities including fixed-income securities
	(a)	Government		10 497 121			14 878 288
	(b1)	Corporate		1 373 756			1 752 797
	(b2)	Other issuers		795 572	12 666 449		1 116 797	17 747 882

6.	Shares and other variable-yield securities				640 779			657 578
7.	Participating interests				223 273			202 696
8.	Shares in affiliated undertakings				722 049			743 243
9.	Intangible assets
	(a)	Establishment and formation expenses		20 231			19 590
	(b)	Goodwill		76			76
	(c)	Other intangible assets		321 553			277 218
	Less:	Amortisation of intangible assets		(228 023)	113 837		(182 574)	114 310

10.	Tangible assets
	(a)	Land		589 523			586 841
	(b)	Buildings	746 909			737 549
	Less:	Depreciation of buildings	(298 865)	448 044		(260 839)	476 710

	(c)	Furniture, electronic & other equipment	420 861			404 731
	Less:	Depreciation of furniture, electronic & other equipment	(334 634)	86 227		(301 554)	103 177

	(d)	Other tangible assets	33 004			26 227
	Less:	Depreciation of other tangible assets	(21 444)	11 560		(18 657)	7 570

	(e)	Fixed assets under construction and advances		29 706	1 165 060		26 866	1 201 164

13.	Other assets				633 299			605 954
14.	Prepayments and accrued income				329 138			292 799

	TOTAL ASSETS				52 877 194			53 690 892

	LIABILITIES	2004			2003
1.	Amounts owed to credit institutions
	(a) Repayable on demand		150 297			141 406
	(b) Time and at notice		1 744 693			5 608 235
	(c) Repos		4 520 093	6 415 083		3 911 837	9 661 478

2.	Amounts owed to customers
	(a) Deposits		38 518 798			36 817 503
	(b) Other liabilities		177 397			171 258
	(c) Repos		2 112 390	40 808 585		1 989 415	38 978 176

3.	Debts evidenced by certificates
	(a) Debt securities in issue		26 880			6 814
	(b) Other		28 613	55 493		25 055	31 869

4.	Other liabilities			1 188 644			1 215 032
5.	Accrued expenses and deferred income			249 945			226 072
6.	Provisions for liabilities and charges
	(a) Provisions for staff pensions and similar obligations		25 734			23 686
	(b) Provisions for taxation		5 184			4 745
	(c) Other provisions		18 528	49 446		12 856	41 287

6A.	Provisions for general banking risks			5 761			5 761
7.	Subordinated liabilities			750 000			750 000
7A.	Hybrid capital (BoG circulars No 17/2002 and 21/2004)			832 149			350 000

Shareholders’ Equity:
8.	Paid-up capital		1 492 090			1 147 761
9.	Share premium account		32 393			32 393
10.	Reserves
	(a) Statutory reserve	207 582			208 143
	(b) Extraordinary reserves	155 798			140 824
	(c) Tax-exempt reserves	741 207			668 774
	(d) Special tax-exempt reserve (article 15 of Law 3229/2004)	27 984			382 937
	(e) Own shares reserve	—	1 132 571		283	1 400 961

11.	Fixed asset revaluation surplus		52 133			20 472
11a.	Fixed asset investment subsidy		2 700			2 700
12.	Retained earnings		360 290			307 210
13.	Consolidation differences		(468 876)			(446 337)
14.	Minority interests		124 269			145 382
15.	Own shares		(205 482)	2 522 088		(179 325)	2 431 217

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			52 877 194			53 690 892

	OFF-BALANCE SHEET ITEMS	2004		2003
1.	Contingent liabilities		36 707 000		30 437 728
2.	Commitments arising on sale and repurchase agreements		18 142		6 843
3.	Other off-balance sheet items
	(a) Items in custody and safekeeping	7 755 546		4 649 970
	(b) Commitments from bilateral contracts	8 875 717		7 565 380
	(c) Credit memo accounts	3 291 317	19 922 580	11 687 465	23 902 815

	TOTAL OFF-BALANCE SHEET ITEMS		56 647 722		54 347 386

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) Innovative Ventures S.A., 36) NBG Funding Ltd and 37) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2003, NBG Asset Management S.A.S. and NBG International Asset Management S.A.S. were liquidated in 2004 and are excluded from the consolidated statements of 31.12.2004.

B)	Non-financial sector subsidiaries and associated companies are included in the consolidated financial statements of 31.12.2004 using the equity method of accounting.

C)	In 2004, National Bank of Greece S.A. revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 National Bank of Greece S.A. revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.

D)	Own shares amounting to €205 482 thousand are presented as a deduction from equity in accordance with revised IAS 32 “Financial Instruments — disclosure and presentation”.

E)	Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies “Ethniki” Leasing S.A. and Interlease A.D. (Sofia) were reclassified in accordance with IAS 17 “Leases”.

F)	Fixed assets of the NBG Group were free of liens and encumbrances as at 31.12.2004.

G)	The total number of persons employed by the NBG Group as at 31.12.2004 was 19 189, following NBG’s voluntary early retirement scheme which 1 511 employees took advantage of.

H)	The accounting principles followed by the NBG Group have not changed since the preceding accounting period.

I)	Certain items in 31.12.2003 were reclassified so as to be comparable with the corresponding items of 31.12.2004.

J)	Balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2004.

K)	Following a decision of the Annual General Meeting of its Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation surplus with the issuance of 76 517 426 new ordinary shares.

L)	In 2004, National Bank of Greece S.A. revalued its land and buildings pursuant to the provisions of article 19 of Law 3296/14.12.2004. The surplus thus arising amounted to €27 438 thousand.

M)	According to the four-digit National Industry Classification Code (NICC), approximately 94% of the NBG Group’s revenues are classified under caption 651.9 “Activities of other intermediary monetary organisations” and the remaining 6% are classified under other captions of economic activity.

	PROFIT AND LOSS ACCOUNT		2004			2003
1.	Interest receivable and similar income
	—	Interest income on fixed-income securities	493 536			571 208
	—	Other interest and similar income	2 134 261	2 627 797		1 879 435	2 450 643

2.	Interest payable and similar charges			(1 209 034)	1 418 763		(1 217 335)	1 233 308

3.	Income on securities
	(a)	Shares and other variable-yield securities	12 017			9 265
	(b)	Participating interests	3 448			9 490
	(c)	Shares in affiliated undertakings	1 571	17 036		3 947	22 702

3A.	Income from associates			32 197			—
4.	Commissions receivable			474 745	523 978		438 585	461 287

					1 942 741			1 694 595
5.	Commissions payable				(76 931)			(59 605)

					1 865 810			1 634 990
6.	Net profit on financial operations			120 642			103 192
7.	Other operating income			26 022	146 664		25 869	129 061

	Total income				2 012 474			1 764 051
8.	General administrative expenses
	(a)	Staff costs
		— Wages and salaries	(514 017)			(487 965)
		— Social security costs	(174 032)			(159 875)
		— Other charges	(69 369)	(757 418)		(70 913)	(718 753)

	(b)	Other administrative expenses
		— Taxes and duties	(42 843)			(44 357)
		— Service fees	(127 923)			(122 170)
		— Other fees to third parties	(127 252)	(298 018)	(1 055 436)	(124 730)	(291 257)	(1 010 010)

					957 038			754 041
9.	Fixed asset depreciation and amortisation charges			(128 667)			(114 862)
10.	Other operating charges			(15 706)	(144 373)		(14 444)	(129 306)

	Profit on ordinary activities before provisions				812 665			624 735
11+12.	Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments				(177 869)			(147 780)

	Profit on ordinary activities before tax				634 796			476 955
15.	Extraordinary income			24 756			30 977
16.	Extraordinary charges			(11 695)			(13 235)
17.	Extraordinary profit			37 997	51 058		38 289	56 031

18.	Profit before tax, minority interests and early retirement scheme				685 854			532 986
	Minority interests				(23 436)			(11 985)

	Profit before tax and voluntary early retirement scheme				662 418			521 001

	Cost of voluntary early retirement scheme				(108 876)			—

	Profit before tax				553 542			521 001

Taxes
	—	Income Tax		(154 176)			(153 824)
	—	Other taxes not included in operating expenses		(8 345)			(7 320)
	—	Differences in tax obligations from previous periods		(5 258)			(626)
	—	Minority taxes		604	(167 175)		1 084	(160 686)

	Group profit after tax				386 367			360 315

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

AUDITOR’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “For Societes Anonymes” of the 11th consolidated Balance Sheet, consolidated Profit and Loss Account, the related notes thereto and consolidated cash flow statement of the National Bank of Greece S.A Group of companies for the year ended 31 December 2004. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which represent 1,56% of consolidated total assets and 1,57% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extent they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for that disclosed under note (c) to the Consolidated Balance Sheet, the asset structure, the financial position, the consolidated results and consolidated cash flow of operations of all the companies included in the consolidated Financial Statements as at 31 December 2004.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGE D. CAMBANIS
RN SOEL 10761
DELOITTE.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand euro)

	ASSETS	2004			2003
1.	Cash in hand, balances with central banks			813 769			985 435
2.	Treasury bills and other bills eligible for refinancing with central banks
	(a) Treasury bills and similar securities			118 689			74 581
3.	Loans and advances to credit institutions
	(a) Repayable on demand		41 115			24 077
	(b) Other loans and advances		4 901 299			5 024 280
	(c) Reverse Repos		3 621 608	8 564 022		3 284 991	8 333 348

4.	Loans and advances to customers		24 159 710			20 168 326
	Less: Provisions for doubtful debts		(947 491)	23 212 219		(869 449)	19 298 877

5.	Debt securities including fixed-income securities
	(a) Government		10 125 754			14 596 587
	(b1) Corporate		1 129 451			1 627 469
	(b2) Other issuers		48 980	11 304 185		68 195	16 292 251

6.	Shares and other variable-yield securities			330 404			327 982
7.	Participating interests			286 769			291 395
8.	Shares in affiliated undertakings			1 745 459			1 637 024
9.	Intangible assets
	(a) Establishment and formation expenses		7 469			5 682
	(c) Other intangible assets		252 087			215 525
	Less: Amortisation of intangible assets		(183 103)	76 453		(152 456)	68 751

10.	Tangible assets
	(a) Land		567 924			566 594
	(b) Buildings	650 850			632 697
	Less: Depreciation of buildings	(272 284)	378 566		(234 775)	397 922

	(c) Furniture, electronic & other equipment	286 552			279 537
	Less: Depreciation of furniture, electronic & other equipment	(238 233)	48 319		(221 602)	57 935

	(d) Other tangible assets	10 872			11 004
	Less: Depreciation of other tangible assets	(7 777)	3 095		(7 361)	3 643

	(e) Fixed assets under construction and advances		20 537	1 018 441		16 743	1 042 837

13.	Other assets			536 190			501 571
14.	Prepayments and accrued income			295 478			262 429

	TOTAL ASSETS			48 302 078			49 116 481

	LIABILITIES	2004			2003
1.	Amounts owed to credit institutions
	(a) Repayable on demand		157 959			115 188
	(b) Time and at notice		1 566 111			5 487 561
	(c) Repos		4 023 229	5 747 299		3 308 960	8 911 709

2.	Amounts owed to customers
	(a) Deposits		34 842 742			33 289 760
	(b) Other liabilities		163 535			154 689
	(c) Repos		2 168 797	37 175 074		1 994 847	35 439 296

3.	Debts evidenced by certificates
	(a) Debt securities in issue		489			873
	(b) Other		10 373	10 862		11 867	12 740

4.	Other liabilities			896 812			901 951
5.	Accrued expenses and deferred income			208 848			186 324
6.	Provisions for liabilities and charges
	(a) Provisions for staff pensions and similar obligations		4 540			1 513
	(b) Provisions for taxation		5 067			4 250
	(c) Other provisions		13 502	23 109		8 655	14 418

6A.	Provisions for general banking risks			5 761			5 761
7.	Subordinated liabilities			1 582 149			1 100 000
Shareholders' Equity:
8.	Paid-up capital		1 492 090			1 147 761
9.	Share premium account		32 393			32 393
10.	Reserves
	(a) Statutory reserve	189 628			176 884
	(b) Extraordinary reserves	70 043			70 043
	(c) Tax-exempt reserves	534 483			493 592
	(d) Special tax-exempt reserve (article 15 of Law 3229/2004)	27 984			382 937
	(e) Own shares reserve	—	822 138		283	1 123 739

11.	Fixed asset revaluation surplus		105 550			9 350
12.	Retained earnings		229 511			231 322
13.	Own shares		(29 518)	2 652 164		(283)	2 544 282

	TOTAL LIABILITIES			48 302 078			49 116 481

	OFF-BALANCE SHEET ITEMS	2004		2003
1.	Contingent liabilities		35 798 384		29 931 178
2.	Commitments arising on sale and repurchase agreements		8 041		—
3.	Other off-balance sheet items
	(a) Items in custody and safekeeping	5 223 884		2 624 243
	(b) Commitments from bilateral contracts	8 452 442		7 268 876
	(c) Credit memo accounts	2 898 776	16 575 102	11 289 896	21 183 015

	TOTAL OFF-BALANCE SHEET ITEMS		52 381 527		51 114 193

NOTES:

1.	Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation surplus with the issuance of 76 517 426 new ordinary shares.

2.	In 2004, the Bank, in accordance with the provisions of article 19 of Law 3296/14.12.2004, revalued its land and buildings with a resulting revaluation surplus of € 27 438 thousand.

3.	In 2004, the Bank revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 the Bank revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.

4.	The Bank’s fixed assets were free of liens or encumbrances as at 31.12.2004.

5.	The total number of persons employed by the Bank in Greece and abroad as at 31.12.2004 was 13 234, following the voluntary early retirement scheme which 1 511 employees took advantage of.

6.	Certain items of 31.12.2003 were reclassified in order to be comparable with the corresponding items of 31.12.2004.

7.	According to the four-digit National Industry Classification Code (NICC), 100% of the Bank’s revenues are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

		PROFIT AND LOSS ACCOUNT	2004			2003
1.		Interest receivable and similar income
	—	Interest income on fixed-income securities	435 948			518 495
	—	Other interest and similar income	1 878 741	2 314 689		1 685 297	2 203 792

2.		Interest payable and similar charges		(1 108 924)	1 205 765		(1 132 023)	1 071 769

3.		Income on securities
	(a)	Shares and other variable-yield securities	4 586			2 958
	(b)	Participating interests	13 687			9 361
	(c)	Shares in affiliated undertakings	61 828	80 101		21 250	33 569

4.		Commissions receivable		325 083	405 184		303 284	336 853

					1 610 949			1 408 622
5.		Commissions payable			(106 822)			(86 894)

					1 504 127			1 321 728
6.		Net profit on financial operations		63 714			72 762
7.		Other operating income		14 775	78 489		15 615	88 377

		Total income			1 582 616			1 410 105
8.		General administrative expenses
	(a)	Staff costs
		— Wages and salaries	(422 804)			(399 091)
		— Social security costs	(157 403)			(148 407)
		— Other charges	(56 942)	(637 149)		(55 185)	(602 683)

	(b)	Other administrative expenses
		— Taxes and duties	(34 074)			(34 860)
		— Service fees	(87 081)			(86 595)
		— Other fees to third parties	(85 873)	(207 028)	(844 177)	(86 692)	(208 147)	(810 830)

					738 439			599 275
9.		Fixed asset depreciation and amortisation charges		(89 192)			(83 146)
10.		Other operating charges		(14 763)	(103 955)		(13 817)	(96 963)

		Profit on ordinary activities before provisions			634 484			502 312
11+12.		Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(135 000)			(127 500)

		Profit on ordinary activities before tax			499 484			374 812
15.		Extraordinary income		10 278			13 107
16.		Extraordinary charges		(9 275)			(11 600)
17.		Extraordinary profit		19 616	20 619		32 402	33 909

		Profit before tax and early retirement scheme			520 103			408 721
		Cost of voluntary early retirement scheme			(108 876)			—

18.		Profit before tax			411 227			408 721

	APPROPRIATION ACCOUNT		2004	2003
	Profit before tax		411 227	408 721
	Add:	Prior years’ retained earnings brought forward	231 322	218 647
	Less:	Prior years’ tax differences	(4 505)	(56)
	Add:	Add: Distributable reserves	283	1 104

			638 327	628 416
Less:
1.	Income tax		(103 960)	(114 874)
2.	Other taxes not included in operating expenses		(7 908)	(5 364)

	Distributable profit		526 459	508 178

Appropriation of profit
1.	Statutory reserve		12 744	13 107
2.	Statutory dividend		84 749	87 164
2a.	Additional dividend		113 322	78 619
3.	Reserve of compensated state expropriations		822	9 510
6.	Tax-exempt reserves		5 026	2 264
6b.	Specially taxed reserves		50 235	71 142
7.	Board of Directors’ fees		50	50
7a.	Staff bonus		30 000	15 000
8.	Retained earnings carried forward		229 511	231 322

			526 459	508 178

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

AUDITOR’S REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements, the related notes thereto and the Cash Flow Statement of the National Bank of Greece S.A. for the year ended 31 December 2004. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece, were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 “For Societes Anonymes” and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants. The books and records of the Bank were made available to us and we were provided with all necessary information and clarifications we requested with respect to the audit. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks. There was no change in the accounting policies compared with those of the previous year except for that disclosed under note (3) to the Balance Sheet. We agreed the contents of the Board of Director’s Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements, the notes thereto and the Cash Flow Statement, which derive from the Bank’s books and records present the asset structure, the financial position of the Bank as at 31 December 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGE D. CAMBANIS
RN SEOL 10761
DELOITTE.

12. Cash Flow Statements

NATIONAL BANK OF GREECE SA
CONSOLIDATED CASH FLOW STATEMENT 2004
REG. No 6062/06/B/86/01

€ thousands
			2004	2003
A		Cash flows from operating activities
A	100	Cash Inflows
	101	Interest and commissions (Income)	3 047 799	2 948 992
	102	Income from securities	10 694	9 038
	103	Other income	41 767	37 094
	104	Gains from financial operations	1 593 531	1 449 116
	105	Proceeds from sale of trading securities	644 039 970	746 591 488
	106	Proceeds from sale of government and other securities	896 916	40 596
	109	Plus: Decrease in accrued income	—	13 627
	109	Minus: Increase in accrued income	(54 739)	—
	110	Minus: Decrease in deferred income	(6 417)	(9 958)
	111	Minus: Increase in other assets	(14 650)	(17 086)
	112	Proceeds from sale of assets acquired through auction	28 872	41 748

		Total Cash Inflows (A100)	649 583 743	751 104 655

A	200	Cash Outflows
	201	Interest and commissions (Expenses)	1 243 900	1 230 310
	202	General administrative expenses	1 152 753	1 014 233
	203	Other expenses	24 805	28 413
	204	Losses from financial operations	1 862 398	1 741 724
	205	Purchase of trading securities	638 676 853	745 272 189
	206	Purchase of government and other securities	943 891	21 938
	207	Loans issued	4 493 998	837 837
	208	Decrease in deposits	1 408 168	782 200
	209	Minus: Decrease in prepaid expenses	(18 400)	(26 397)
	210	Plus: Decrease in deferred expenses	—	38 541
	210	Minus: Increase in deferred expenses	(30 314)	—
	211	Plus: Decrease in other liabilities	36 959	261 051
	212	Purchase of assets acquired through auction	4 718	7 301
	213	Taxes	203 216	165 106

		Total Cash Outflows (A200)	650 002 945	751 374 446

Cash Flows from Operating Activities
		(A100-A200)=A	(419 202)	(269 791)

B		Cash Flows from Investing Activities
B	100	Cash Inflows
	101	Proceeds from sale of securities, participations and	1 918 283	44 171
commercial paper
	102	Proceeds from sale of intangible and fixed assets	52 370	50 143
	103	Income from participations and securities	82 386	22 553
	104	Other income	5 835	5 919

		Total Cash Inflows (B100)	2 058 874	122 786

B	200	Cash Outflows
	201	Purchase of securities, participations and commercial paper	1 801 264	282 053
	201A	Purchase of shares in affiliated companies	50 582	44 403
	202	Purchase of intangible and fixed assets	123 477	350 961

		Total Cash Outflows (B200)	1 975 323	677 417

Cash Flows from Investing Activities
		(B100-B200)=B	83 551	(554 631)

		Cash Flows carried forward	(335 651)	(824 422)

€ thousands
			2004	2003
		Cash Flows brought forward	(335 651)	(824 422)
C		Cash Flows from Financing Activities
C	100	Cash Inflows
	101	Increase in liabilities from debt securities	23 624	—
	102	Increase in subordinated liabilities	482 149	350 000
	104	Proceeds from sale of treasury stock	28 278	7 457
	105	Increase in amounts due to financial institutions	—	130 600
	106	Subsidies collected	—	2 200

		Total Cash Inflows (C100)	534 051	490 257

C	200	Cash Outflows
	201	Decrease in liabilities from debt securities	—	17 344
	204	Purchase of treasury stock	43 594	5 719
	205	Decrease in amounts due to financial institutions	7 817	—
	206	Interest of debt securities (expenses)	41 910	32 323
	207	Dividends	168 411	104 453
	208	Appropriation of profit to personnel	32 775	16 450
	209	Board of Directors’ fees	50	50

		Total Cash Outflows (C200)	294 557	176 339

Cash Flows from Financing Activities
		(C100-C200)=C	239 494	313 918

		CASH FLOWS OF THE BANK (A+/-B+/-C)	(96 157)	(510 504)
		Plus: CASH AT BEGINNING OF YEAR	6 160 393	6 469 129
Plus: CASH AT BEGINNING OF YEAR OF COMPANIES
		CONSOLIDATED FOR THE FIRST TIME	—	201 768

		CASH AT END OF YEAR	6 064 236	6 160 393

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A.ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR’S REPORT

To the Shareholders’ of National Bank of Greece S.A.

We have audited the above Consolidated Statement of Cash Flows of “National Bank of Greece SA” and its consolidated subsidiaries for the year ended 31 December 2004, and we confirm that it is the one referred in our audit report to the consolidated financial statements of the Bank issued on 24 February 2005.

In our opinion, the above Consolidated Statement of Cash Flows presents the cash inflows and cash outflows from operations of the National Bank of Greece and its consolidated subsidiaries for the year then ended.

Athens, 24 February 2005

CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGE D. CAMBANIS
RN SOEL 10761

Deloitte.

NATIONAL BANK OF GREECE SA
CASH FLOW STATEMENT 2004
REG. No 6062/06/B/86/01

€ thousands
			2004	2003
A		Cash flows from operating activities
A	100	Cash Inflows
	101	Interest and commissions (Income)	2 634 240	250 0472
	102	Income from securities	4 427	2 958
	103	Other income	14 454	18 440
	104	Gains from financial operations	1 403 595	847 229
	105	Proceeds from sale of trading securities	643 028 350	744 802 768
	106	Proceeds from sale of government and other securities	870 901	25 631
	109	Plus: Decrease in accrued income	—	8 749
	109	Minus: Increase in accrued income	(50 914)	—
	110	Minus: Decrease in deferred income	(11 544)	(29 756)
	111	Minus: Increase in other assets	(18 736)	(18 817)
	112	Proceeds from sale of assets acquired through auction	26 873	40 404

		Total Cash Inflows (A100)	647 901 646	748 198 078

A	200	Cash Outflows
	201	Interest and commissions (Expenses)	1 215 591	1 204 021
	202	General administrative expenses	941 494	815 350
	203	Other expenses	21 973	25 516
	204	Losses from financial operations	1 674 395	1 118 065
	205	Purchase of trading securities	637 745 674	743 537 342
	206	Purchase of government and other securities	915 009	9 210
	207	Loans issued	4 399 995	698 038
	208	Decrease in deposits	1 418 894	507 113
	209	Minus: Decrease in prepaid expenses	(17 865)	(30 717)
	210	Plus: Decrease in deferred expenses	—	28 974
	210	Minus: Increase in deferred expenses	(34 069)	—
	211	Plus: Decrease in other liabilities	321	59 681
	212	Purchase of assets acquired through auction	1 416	907
	213	Taxes	164 845	138 167

		Total Cash Outflows (A200)	648 447 673	748 111 667

		Cash Flows from Operating Activities (A100-A200)=A	(546 027)	86 411

B		Cash Flows from Investing Activities
B	100	Cash Inflows
	101	Proceeds from sale of securities, participations and commercial paper	94 868	28 864
	102	Proceeds from sale of intangible and fixed assets	5 674	10 410
	103	Income from participations and securities	77 463	33 033
	104	Other income	7 906	7 292

		Total Cash Inflows (B100)	185 911	79 599

B	200	Cash Outflows
	201	Purchase of securities, participations and commercial paper	88 888	408 866
	202	Purchase of intangible and fixed assets	83 209	114 466

		Total Cash Outflows (B200)	172 097	523 332

		Cash Flows from Investing Activities (B100-B200)=B	13 814	(443 733)

		Cash Flows carried forward	(532 213)	(357 322)

			€ thousands
			2004	2003
		Cash Flows brought forward	(532 213)	(357 322)

C		Cash Flows from Financing Activities
C	100	Cash Inflows
	102	Increase in subordinated liabilities	482 149	350 000
	104	Proceeds from sale of treasury stock	217	445

		Total Cash Inflows (C100)	482 366	350 445

C	200	Cash Outflows
	201	Decrease in liabilities from debt securities	1 878	17 369
	204	Purchase of treasury stock	29 518	2
	205	Decrease in amounts due to financial institutions	9 738	10 322
	206	Interest of debt securities (expenses)	—	589
	207	Dividends	165 041	104 620
	208	Appropriation of profit to personnel	30 000	15 000
	209	Board of Directors’ fees	50	50

		Total Cash Outflows (C200)	236 225	147 952

		Cash Flows from Financing Activities (C100-C200)=C	246 141	202 493

		CASH FLOWS OF THE BANK (A+/-B+/-C)	(286 072)	(154 829)
		Plus: CASH AT BEGINNING OF YEAR	6 021 900	6 176 729

		CASH AT END OF YEAR	5 735 828	6 021 900

Athens, 24 February 2005

THE CHAIRMAN AND	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
CHIEF EXECUTIVE	EXECUTIVE OFFICER	AND CHIEF OPERATIONS
OFFICER		OFFICER

EFSTRATIOS-GEORGIOS	IOANNIS G.	ANTHIMOS C.	IOANNIS P.
A.ARAPOGLOU	PECHLIVANIDIS	THOMOPOULOS	KYRIAKOPOULOS

AUDITOR’S REPORT

To the Shareholders’ of National Bank of Greece S.A.

We have audited the above Statement of Cash Flows of “National Bank of Greece SA” for the year ended 31 December 2004, and we confirm that it is the one referred in our audit report to the financial statements of the Bank issued on 24 February 2005.

In our opinion, the above Statement of Cash Flows presents the cash inflows and cash outflows from operations of the National Bank of Greece for the year then ended.

Athens, 24 February 2005

CERTIFIED PUBLIC ACCOUNTANT AUDITOR
GEORGE D. CAMBANIS
RN SOEL 10761

Deloitte.

NATIONAL BANK OF GREECE

Press Release

NBG Board endorses far-reaching improvements in its corporate governance

The Board of the National Bank of Greece, the biggest Greek bank and largest Greek company by market capitalization, endorsed a series of recommendations on the improvement of the Bank’s corporate governance, contained in a detailed diagnostic report of an independent consultant. “The Bank’s ownership has changed radically during these last few years” said chairman and CEO Takis Arapoglou. “NBG is now a widely held bank with more than 30% of its capital in the hands of foreign institutional investors. Given the corporate governance requirements currently prevailing in Greece and internationally, the Board’s role and functions need to be upgraded to reflect the best practice standards in the market”.

The Bank’s corporate governance improvement plan will span a period of 18 months and focuses on 10 key objectives:

1.	Increasing the number of designated independent members of the Bank’s Board.

2.	Upgrading the role of the Board in the development of the NBG Group’s long-term strategy and risk philosophy.

3.	Establishing a Corporate Governance Committee of the Board whose main task is to review and upgrade the Bank’s current set of corporate governance rules. It is envisaged that the CG Committee will evolve into a Nominations Committee for New Board Members within the next 12 months.

4.	Establishing a Human Resources Committee whose first task is to review management and personnel values and incentives. It is envisaged that the HR Committee will evolve into a Remuneration Committee within the next 12 months.

5.	Strengthening the Audit Committee’s planning and review capacity, in view of the requirements of the Sarbanes-Oxley Act.

6.	Adopting Corporate Governance Guidelines and Board Charter.

7.	Strengthening the Bank’s compliance and risk functions.

8.	Strengthening the Board’s support and corporate secretary functions.

9.	Improving communication and consultation with shareholders on corporate governance issues.

10.	Developing systems for the regular performance review of the Board and senior executive management.

NBG action in corporate governance is part of a broader effort of the Bank’s new management and governance team to improve long-term shareholder value. Given the Bank’s weight in the Greek capital markets, it is expected that the Bank’s initiative will have broader repercussions on the standards of Greek corporate governance.

The corporate governance review and recommendations to the NBG Board were carried out by Nestor Advisors Ltd., a London-based, leading independent corporate governance consultancy. Nestor Advisors continue to advise the Bank in the implementation phase.

For any information regarding this press release, please contact Mr Alexandros Stavrou, Secretary of the Board of Directors — Manager, NBG Secretariat Division, tel: (0030 210) 3341071, 3341766, 3341772

Athens, 23 February 2005